UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA

ACCENTURE INTERNATIONAL SARL

(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,

PAR VALUE €1.25 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Douglas G. Scrivner

Accenture

1661 Page Mill Road

Palo Alto, CA 94304

(650) 213-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John B. Tehan

Alan D. Schnitzer

Simpson Thacher & Bartlett

425 Lexington Avenue

New York, NY 10017

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$1,491,000,000	$120,622

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 71,000,000 Class I common shares are redeemed or purchased for $21.00 per share.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$120,622	Filing Party:	Accenture SCA and Accenture International SARL
Form or Registration No.:	SC TO-I	Date Filed:	September 30, 2003

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a wholly-owned subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated September 30, 2003, and the accompanying shareholder communication (which together constitute the “offer” and which have previously been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 71,000,000 Class I common shares of Accenture SCA, par value €1.25 per share, at a price of $21.00 per share, in cash.

Except as amended hereby, all the terms of the Tender Offer remain unchanged. This Amendment No. 2 amends and supplements the Schedule TO as follows:

The second to last paragraph under the heading “The Offer—5. Conditions of the Offer” of the Tender Offer is deleted in its entirety and replaced with the following paragraph:

“The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them. Subject to any applicable rules and regulations of the SEC, we may waive them, in whole or in part, from time to time prior to the expiration of the offer, in our discretion, whether or not we waive any other condition of the offer. All conditions must be satisfied or waived prior to the expiration of the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances, although to the extent we waive a condition with respect to one tender of shares we will waive that condition for all other tenders as well. Each of these rights will be deemed an ongoing right that we may assert from time to time prior to the expiration of the offer. Any determination we make concerning the conditions or events described in this Section 5 will be final and binding upon all persons.”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)	Tender Offer, dated September 30, 2003*

(a)(2)	Form of Shareholder Communication (including instructions)*

(a)(3)	Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines (incorporated by reference to Exhibit (a)(3) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on August 7, 2003)

(a)(4)	Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding Form W-8BEN (incorporated by reference to Exhibit (a)(4) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)

(a)(5)	Notice, dated October 15, 2003 (filed herewith)

(d)(1)	Form of Articles of Association of Accenture SCA (incorporated by reference to Exhibit 10.2 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended November 30, 2001 filed on January 14, 2002)

(d)(2)	Form of Global Power of Attorney (incorporated by reference to Exhibit (d)(2) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)

(d)(3)	Form of Spain/Sweden/Denmark Power of Attorney (incorporated by reference to Exhibit (d)(3) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)

(d)(4)	Form of Voting Agreement, dated as of April 18, 2001, among Accenture Ltd and the covered persons party thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd’s Registration Statement on Form S-1 filed on April 19, 2001 (the “Accenture Ltd April 19, 2001 Form S-1”))

(d)(5)	Form of Accenture SCA Transfer Rights Agreement, dated as of April 18, 2001, among Accenture SCA and the covered persons party thereto (incorporated by reference to Exhibit 10.6 to the Accenture Ltd April 19, 2001 Form S-1)

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Exhibit No.	Description

(d)(6)	Form of Letter Agreement, dated April 18, 2001, between Accenture SCA and certain shareholders of Accenture SCA (incorporated by reference to Exhibit 10.8 to the Accenture Ltd April 19, 2001 Form S-1)

(d)(7)	Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg I (incorporated by reference to Exhibit 10.13 to Accenture Ltd’s Registration Statement on Form S-1/A filed on July 2, 2001 (the “Accenture Ltd July 2, 2001 Form S-1/A”))

(d)(8)	Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg II (incorporated by reference to Exhibit 10.14 to the Accenture Ltd July 2, 2001 Form S-1/A)

(d)(9)	Form of Accenture Ltd Common Agreement (incorporated by reference to Exhibit 10.22 to Accenture Ltd’s Registration Statement on Form S-1/A filed on April 26, 2002 (the “Accenture Ltd April 26, 2002 Form S-1/A”))

(d)(10)	Form of Accenture SCA Common Agreement (incorporated by reference to Exhibit 10.23 to the Accenture Ltd April 26, 2002 Form S-1/A)

(d)(11)	Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferers and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended November 30, 2002 filed on January 14, 2003)

(d)(12)	Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferers and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture SCA’s Quarterly Report on Form 10-Q for the period ended November 30, 2002 filed on January 13, 2003)

(d)(13)	Form of First Amendment, dated as of May 1, 2003, Agreement dated as of October 1, 2002 among Accenture Ltd and the transferers and transferees signatory thereto*

(d)(14)	Form of First Amendment, dated as of May 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transfers and transferees signatory thereto*

*  Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/S/ MICHAEL E. HUGHES
Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

By:	/S/ MICHAEL E. HUGHES
Name: Michael E. Hughes
Title: Manager

Dated:  October 16, 2003

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